ETF Managers Trust

30 Maple Street, 2nd Floor

Summit, New Jersey 07901

February 7, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	ETF Managers Trust (the “Trust”) File Nos.: 333-182274 and 811-22310 Emerging AgroSphere ETF (S000057590)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”), which were filed for the purpose of registering shares of Emerging AgroSphere ETF as a new series of the Trust. No securities were sold in connection with the Amendments, and the Trust has determined not to proceed with the offering of these series at this time.

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
56	February 16, 2017	485APOS	0001144204-17-009539
57	April 28, 2017	485BXT	0001144204-17-023117
58	May 31, 2017	485BXT	0001615774-17-002835
59	June 7, 2017	485BXT	0001615774-17-003002
61	June 14, 2017	485BXT	0001615774-17-003157
62	June 28, 2017	485BXT	0001615774-17-003399
63	July 12, 2017	485BXT	0001615774-17-003582
64	July 26, 2017	485BXT	0001615774-17-003826
65	August 8, 2017	485BXT	0001615774-17-004141
66	August 22, 2017	485BXT	0001615774-17-004673
68	September 5, 2017	485BXT	0001615774-17-004916
69	September 19, 2017	485BXT	0001615774-17-005204
72	October 3, 2017	485BXT	0001615774-17-005525
74	October 16, 2017	485BXT	0001615774-17-005733
76	October 31, 2017	485BXT	0001615774-17-006072
77	November 14, 2017	485BXT	0001615774-17-006682
79	December 14, 2017	485BXT	0001615774-17-007330
81	January 11, 2018	485BXT	0001615774-18-000259
84	February 8, 2018	485BXT	0001615774-18-000959
86	March 8, 2018	485BXT	0001615774-18-001682
88	April 5, 2018	485BXT	0001615774-18-002432
89	May 3, 2018	485BXT	0001615774-18-003243
90	May 31, 2018	485BXT	0001615774-18-004660
93	June 28, 2018	485BXT	0001615774-18-005862
94	July 26, 2018	485BXT	0001615774-18-006904
95	August 23, 2018	485BXT	0001615774-18-008550
97	September 20, 2018	485BXT	0001615774-18-009771
98	October 18, 2018	485BXT	0001615774-18-011061
99	November 15, 2018	485BXT	0001615774-18-012838
101	December 13, 2018	485BXT	0001615774-18-014390
102	January 10, 2019	485BXT	0001615774-19-000457
105	February 7, 2019	485BXT	0001615774-19-002039

If you have any questions regarding the enclosed, please do not hesitate to contact me at (202) 775-1232 or esimanek@sandw.com.

Sincerely,

/s/ Eric Simanek

Eric Simanek

Sullivan & Worcester LLP

Enclosures